Exhibit 11

Fully Diluted Earnings Per Common Share and Fully Diluted Average Common Shares Outstanding


For fully diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends and any resulting tax effect, if applicable. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of fully diluted earnings per common share in periods in which the effect would be antidilutive.

Fully diluted earnings per common share was determined as follows (shares in thousands, dollars in millions except per-share information):



                                                                           Year Ended December 31

                                                                           1995      1994    1993

Average common shares outstanding.......................................  272,480  274,656  257,969

Dilutive effect of
Convertible preferred stock.............................................    2,291    2,513    2,453
Stock options...........................................................    2,363    1,404    2,031

Total fully dilutive shares.............................................  277,134  278,573  262,453

Income available to common shareholders before effect
of change in method of accounting for income taxes...................... $  1,942 $  1,680 $  1,291
Preferred dividends paid on dilutive convertible
preferred stock.........................................................        8       10       10
Income available to common shareholders adjusted for
full dilution and before effect of change in method
of accounting for income taxes..........................................    1,950    1,690    1,301
Effect of change in method of accounting for income taxes...............        -        -      200
Total net income available for common shareholders
adjusted for full dilution.............................................. $  1,950 $  1,690 $  1,501
Fully diluted earnings per common share before effect
of change in method of accounting for income taxes...................... $   7.04 $   6.06 $   4.95
Fully diluted earnings per common share................................. $   7.04 $   6.06 $   5.72
